UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Griffon Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    398433102
                                    ---------
                                  (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 16, 2007
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 2 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Barington Companies Equity Partners, L.P.     13-4088890

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              422,443
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 422,443
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       422,443

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       1.42%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 3 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Companies Investors, LLC            13-4126527
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              422,443
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 422,443
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       422,443

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       1.42%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 4 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Barington Investments, L.P.                   20-2871525

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              300,939
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 300,939
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       300,939

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       1.01%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 5 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Companies Advisors, LLC              20-0327470

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              300,939
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 300,939
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       300,939

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       1.01%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 6 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Benchmark Opportunitas Fund plc

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Ireland

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              70,238
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 70,238
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       70,238

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0.24%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 7 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Offshore Advisors, LLC              20-4797640

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              70,238
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 70,238
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       70,238

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0.24%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 8 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Companies Offshore Fund, Ltd.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                British Virgin Islands

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              720,464
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 720,464
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       720,464

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       2.41%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                           Page 9 of 26 Pages
-------------------                                           ------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Offshore Advisors II, LLC            20-8325785

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              720,464
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 720,464
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       720,464

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       2.41%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IA, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 10 of 26 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Barington Capital Group, L.P.                13-3635132

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                New York

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              1,514,084
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 1,514,084
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,514,084

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.07%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 11 of 26 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             LNA Capital Corp.                            13-3635168

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              1,514,084
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 1,514,084
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,514,084

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.07%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 398433102                                          Page 12 of 26 Pages
-------------------                                          -------------------

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             James A. Mitarotonda

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |X|
                                                              (b)      |_|

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                   OO

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

--------------------------------------------------------------------------------
                           7)    SOLE VOTING POWER
NUMBER OF                              1,514,084
SHARES                 ---------------------------------------------------------
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                               none
EACH                   ---------------------------------------------------------
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                                 1,514,084
WITH                   ---------------------------------------------------------
                           10)   SHARED DISPOSITIVE POWER
                                       none

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,514,084

--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       5.07%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                                             Page 13 of 26 Pages

Item 1.     Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.25 per share (the "Common Stock"), of Griffon Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Jericho Quadrangle, Jericho, NY 11753.

Item 2.     Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of February 23, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 1,514,084 shares of Common Stock, representing approximately 5.07% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Benchmark Opportunitas Fund plc is a public limited company incorporated under the law of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund, plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal

                                                             Page 14 of 26 Pages

business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

      The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James
A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic

                                                             Page 15 of 26 Pages

violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O'Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.     Source and Amount of Funds or Other Consideration.

      The reporting entities purchased an aggregate of 1,706,050 shares of Common Stock. All purchases of Common Stock by the Reporting Entities were made in open market transactions. All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $10,701,773.18 by Barington Companies Equity Partners, L.P., $7,713,681.43 by Barington Investments, L.P., $1,612,090.50 by Benchmark Opportunitas Fund plc and $17,224,071.22 by Barington Companies Offshore Fund, Ltd.

Item 4.     Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      The Reporting Entities, many of whom have been stockholders in the Company since April 2005, believe that the Company should implement a number of measures to improve the Company's profitability and share price performance, including, without limitation,

            (i) the divestiture, spin-off or partial initial public offering of the Company's Telephonics subsidiary, as a result of the belief of the Reporting Entities that the full value of this business is not reflected in the market price of the Common Stock due to the conglomerate structure of the Company;

            (ii) an increase in share repurchases under the Company's stock buyback program in light of the current trading range of the Common Stock;

                                                             Page 16 of 26 Pages

            (iii) further reductions in the Company's cost structure,
                  particularly with respect to the Company's garage doors and specialty plastic films businesses; and

            (iv) the de-classification of the Board of Directors and the separation of the Chairman and CEO positions, in addition to other measures to improve the corporate governance of the Company.

      The Reporting Entities believe such measures will significantly improve shareholder value for the benefit of the Company's stockholders. The Reporting Entities have had preliminary discussions with members of the Company's management team with respect to some of these measures and desire to discuss each of them in further detail with the Company's management team and independent members of the Company's Board of Directors.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company's management team and Board of Directors to meet with and consider the suggestions of the Reporting Entities, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock and/or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.

      (a) As of February 23, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 422,443 shares of Common Stock, representing approximately 1.42% of the shares of Common Stock presently outstanding based upon the 29,845,689 shares of Common Stock reported by the Company to be issued and outstanding as of January 31, 2007 in its Form 10-Q filed with the Securities and Exchange Commission on February 9, 2007 (the "Issued and Outstanding Shares").

      As of February 23, 2007, Barington Investments, L.P. beneficially owns 300,939 shares of Common Stock, representing approximately 1.01% of the Issued and Outstanding Shares. As of February 23, 2007, Benchmark Opportunitas Fund plc beneficially owns 70,238 shares of Common Stock, representing approximately 0.24% of the Issued and Outstanding Shares. As of February 23, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 720,464 shares of Common Stock, representing approximately 2.41% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 422,443 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.42% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 300,939 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.01% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 70,238 shares of Common Stock beneficially owned by Benchmark

                                                             Page 17 of 26 Pages

Opportunitas Fund plc, representing approximately 0.24% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 720,464 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 2.41% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 422,443 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 300,939 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 720,464 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,514,084 shares, representing approximately 5.07% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 422,443 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 300,939 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 720,464 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,514,084 shares of Common Stock, representing approximately 5.07% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 422,443 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 300,939 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 720,464 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,514,084 shares of Common Stock, representing approximately 5.07% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 422,443 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 300,939 shares of Common Stock beneficially owned by Barington Investments, L.P., the 70,238 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 720,464 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership.

                                                             Page 18 of 26 Pages

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons during the past sixty days are described in
Schedule IV attached hereto and incorporated herein by reference.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

      Barington Offshore Advisors, LLC is compensated for its services as the investment advisor of Benchmark Opportunitas Fund plc by the manager of such fund pursuant to a separate agreement.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.    Exhibit Description                                       Page
-----------    -------------------                                       ----

99.1           Agreement of Joint Filing among Barington Companies      25 to 26
               Equity Partners, L.P., Barington Companies Investors,
               LLC, Barington Investments, L.P., Barington Companies
               Advisors, LLC, Benchmark Opportunitas Fund plc,
               Barington Offshore Advisors, LLC, Barington Companies
               Offshore Fund, Ltd., Barington Offshore Advisors II,
               LLC, Barington Capital Group, L.P., LNA Capital Corp.
               and James A. Mitarotonda dated February 26, 2007.

                                                             Page 19 of 26 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2007

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors, LLC,
                                           its general partner

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES INVESTORS, LLC

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title:   Managing Member

                                       BARINGTON INVESTMENTS, L.P.
                                       By: Barington Companies Advisors, LLC,
                                           its general partner

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES ADVISORS,
                                       LLC

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BENCHMARK OPPORTUNITAS FUND PLC
                                       By: Barington Offshore Advisors, LLC

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                                             Page 20 of 26 Pages

                                       BARINGTON OFFSHORE ADVISORS, LLC

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President

                                       BARINGTON OFFSHORE ADVISORS II, LLC

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By: LNA Capital Corp., its general
                                           partner

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       LNA CAPITAL CORP.

                                       By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       /s/ James A. Mitarotonda
                                       -----------------------------------------
                                       James A. Mitarotonda

                                                             Page 21 of 26 Pages

                                   SCHEDULE I

                  Directors of Benchmark Opportunitas Fund plc

Name and Position      Principal Occupation           Principal Business Address
-----------------      --------------------           --------------------------

Sebastian E. Cassetta  Senior Managing Director and   888 Seventh Avenue
Director               Chief Operating Officer of     17th Floor
                       Barington Capital Group, L.P.  New York, NY 10019

Jim Cleary             Principal of Cleary            Oriel, 25 Revington Park,
Director               Consulting                     North Circular Road,
                                                      Limerick, Ireland

Andreas Jeschko        Chief Executive Officer of     23 Regent House,
Director               BenchmarkAdvisory Limited      Bisazza Street, SLM15,
                       and Benchmark Capital          Sliema, Malta
                       Management GmbH

Karin Kisling          Chief Investment Officer of    23 Regent House,
Director               Benchmark Advisory Limited     Bisazza Street, SLM15,
                                                      Sliema, Malta

Carl O'Sullivan        Partner, Arthur Cox            Earlsfort Centre
Director                                              Earlsfort Terrace
                                                      Dublin 2
                                                      Ireland

                                                             Page 22 of 26 Pages

                                   SCHEDULE II

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position      Principal Occupation          Principal Business Address
-----------------      --------------------          --------------------------

James A. Mitarotonda   Chairman and Chief Executive  888 Seventh Avenue
Director               Officer of Barington Capital  17th Floor
and President          Group, L.P.                   New York, NY 10019

Sebastian E. Cassetta  Senior Managing Director and  888 Seventh Avenue
Director               Chief Operating Officer of    17th Floor
                       Barington Capital Group, L.P. New York, NY 10019

Jonathan Clipper       Managing Director of          7 Reid Street, Suite 108
Director               Bedford Management Ltd.       Hamilton HM11, Bermuda

Graham Cook            Director/Manager, Corporate   Bison Court
Director               Services of Byson Financial   P.O. Box 3460
                       Services, Ltd.                Road Town, Tortola
                                                     British Virgin Islands

Citigroup Fund         Fund Administration           Washington Mall 1, 3rd Flr.
Services, Ltd.                                       22 Church Street
Secretary                                            Hamilton HM11, Bermuda

Melvyn Brunt           Chief Financial Officer of    888 Seventh Avenue
Treasurer              Barington Capital Group, L.P. 17th Floor
                                                     New York, NY 10019

                                                             Page 23 of 26 Pages

                                  SCHEDULE III

                          Officers of LNA Capital Corp.

Name and Position      Principal Occupation           Principal Business Address
-----------------      --------------------           --------------------------

James A. Mitarotonda   Chairman and Chief Executive   888 Seventh Avenue
President and CEO      Officer of Barington Capital   17th Floor
                       Group, L.P.                    New York, NY 10019

Sebastian E. Cassetta  Senior Managing Director and   888 Seventh Avenue
Secretary              Chief Operating Officer of     17th Floor
                       Barington Capital Group, L.P.  New York, NY 10019

Melvyn Brunt           Chief Financial Officer of     888 Seventh Avenue
Treasurer              Barington Capital Group, L.P.  17th Floor
                                                      New York, NY 10019

                                                             Page 24 of 26 Pages

                                   SCHEDULE IV

      This schedule sets forth information with respect to each purchase or sale of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

              Number of
Date           Shares           Price Per Share           Cost(*)
----         -----------        ---------------       --------------
2/16/2007       1,336               $23.606             $31,537.62

Shares purchased by Barington Investments, L.P.

              Number of
Date           Shares           Price Per Share           Cost(*)
----         -----------        ---------------       --------------
2/15/2007       11,915              $23.581             $280,967.62
2/16/2007       11,915              $23.606             $281,265.49

Shares purchased by Benchmark Opportunitas Fund plc

              Number of
Date           Shares           Price Per Share           Cost(*)
----         -----------        ---------------       --------------
2/15/2007       1,670               $23.581             $39,380.27
2/16/2007       1,670               $23.606             $39,422.02

Shares purchased by Barington Companies Offshore Fund, Ltd.

              Number of
Date           Shares           Price Per Share           Cost(*)
----         -----------        ---------------       --------------
2/15/2007       36,415              $23.581             $858,702.12
2/16/2007       35,079              $23.606             $828,074.87

----------

(*) Excludes commissions and other execution-related costs.